UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                               DH Technology, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    23290600
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                                 (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 11, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------


1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D



CUSIP No.      23290600                           Page    2    of   10   Pages
               --------                                -------    ------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                  (b) [X]

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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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                              7    SOLE VOTING POWER
        NUMBER OF
                                   34,700
         SHARES          -------------------------------------------------------
                              8    SHARED VOTING POWER
      BENEFICIALLY
                                   0
        OWNED BY         -------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
          EACH
                                   34,700
        REPORTING        -------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
         PERSON
                                   0
          WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,700
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 10 Pages

Item 1.   Security and Issuer.

     This statement relates to shares of the Common Stock (the "Shares") of DH Technology, Inc., a California corporation (the "Company"). The Company's principal executive offices are located at 15070 Ave. of Science, San Diego, California 92128.

Item 2.   Identity and Background.

     This statement is filed on behalf of Mentor Partners, L.P., a Delaware limited partnership (the "Partnership") with respect to Shares of the Company
(a) owned by the Partnership and (b) owned by Mentor Offshore Fund Limited ("Offshore"), a Cayman Islands company. The general partner of the Partnership is WTG & Co., L.P., a Delaware limited partnership (the "General Partner") and the general partner of the General Partner is D. Tisch & Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (collectively with D. Tisch & Co. and the General Partner, the "Control Persons").

     The address of the principal offices and principal business of the Partnership and each of the Control Persons is 500 Park Avenue, New York, New York 10022.

     The Partnership's principal business is investment in securities, primarily in connection with "merger" (or "risk") arbitrage and, to a lesser extent, classic arbitrage, including convertible securities arbitrage. The principal

                               Page 3 of 10 Pages
business of the General Partner is serving as the general partner of the Partnership. The sole business of D. Tisch & Co. is serving as the general partner of the General Partner, and other than such service, D. Tisch & Co. has no investment or operating history of any kind. Daniel R. Tisch's principal occupation is that of President and sole Director of D. Tisch & Co., and he is a United States citizen.

     Neither the Partnership nor, to its best knowledge, any of the Control Persons has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source  and  Amount  of  Funds  or Other Consideration.

     The $12,988,788.81 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Company Shares acquired by the Partnership were purchased in the ordinary course of business.

     The $726,371.80 used to purchase Shares of the Company for

                               Page 4 of 10 Pages

Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.

Item 4.   Purpose  of Transaction.

     The Partnership and Offshore acquired the Shares of the Company for investment purposes, and only in the ordinary course of business.

     In the ordinary course of business, the Partnership and/or Offshore from time to time evaluate their holdings of securities, and based on such evaluation, the Partnership and/or Offshore may determine to acquire or dispose of securities of specific issuers.

     Neither the Partnership nor, to its knowledge, any of the Control Persons or Offshore have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in  Securities of the Issuer.

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 34,700 Shares of the Company (or approximately 0.4% of the Company's Common Stock outstanding on June 30, 1997) and the Partnership may be deemed to own

                               Page 5 of 10 Pages
beneficially an aggregate of an additional 0 Shares of the Company (or 0% of the Company common stock outstanding on June 30, 1997) owned by Offshore, in each case based on the number of 7,994,402 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (b) The Partnership (through the Control Persons) has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership. In addition, the General Partner is a party to investment management agreements pursuant to which the General Partner has investment responsibility with respect to the Company's Shares owned by Offshore. Pursuant to such agreements, Mr. Tisch has the power to dispose of (or to direct the disposition of) the Shares of the Company owned by Offshore.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.

     (d) Neither the Partnership nor, to its best knowledge, any of the Control Persons or Offshore have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership or Offshore.

                               Page 6 of 10 Pages

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as referred or described above, there are no contracts arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between any of such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A --   Acquisitions of Shares by the Partnership and
                    Offshore During the Past Sixty Days.




                               Page 7 of 10 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  August 15, 1997
                                                  ---------------
                                                       (Date)


                                                      /s/
                                                  ----------------
                                                    (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                     (Name/Title)



                               Page 8 of 10 Pages

                                  EXHIBIT INDEX


Exhibit A --        Acquisitions of Shares by the Partnership and
                    Offshore During the Past Sixty Days.



                               Page 9 of 10 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

                        Date of          Number       Aggregate      Price Per
 Entity               Transaction      of Shares       Price           Share

Partnership         July 15, 1997       82,800      1,852,650.00      22.375

                    July 15, 1997      126,200      2,890,257.64      22.902

                    July 16, 1997       10,000        231,750.00      23.175

                    July 16, 1997       11,000        253,330.00      23.030

                    July 22, 1997       39,200        889,565.60      22.693

                    July 24, 1997       50,000      1,100,000.00      22.000

                    July 24, 1997          800         17,624.00      22.030

                    July 25, 1997        9,000        200,520.00      22.280

                    July 28, 1997       21,700        480,112.50      22.125

                    July 29, 1997       10,000        222,800.00      22.280

                    July 30, 1997        5,400        120,312.00      22.280

                  August 11, 1997       32,200        761,047.00      23.635

                  August 11, 1997       33,100        778,843.00      23.530

                  August 11, 1997      125,550      2,953,752.07      23.527

                  August 12, 1997       10,000        236,225.00      23.623

                  August 12, 1997     (532,250)   (13,306,250.00)     25.000



Offshore            July 15, 1997        5,800        129,775.00      22.375

                    July 15, 1997        9,000        206,119.80      22.902

                    July 22, 1997       10,000        226,930.00      22.693

                    July 24, 1997        4,200         92,526.00      22.030

                    July 25, 1997        1,000         22,280.00      22.280

                    July 28, 1997        2,200         48,741.00      22.155

                  August 11, 1997      (32,200)      (761,047.00)     23.635


================================================================================
All Shares were purchased in transactions on the NASDAQ National Market. Pursuant to a tender offer by AXIOHM S.A. that was completed on August 12, 1997, the Partnership sold approximately 532,250 Shares at $25.00 per share, retaining a position of 34,700 Shares.

                               Page 10 of 10 Pages